

July 25, 2014

P. Jay Spinola, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

Re: AllianceBernstein Multi-Manager Alternative Fund (the "Fund")
File Nos.: 333-197049, 811-22671

Dear Mr. Spinola:

We have reviewed the Fund's registration statement filed on Form N-2 on June 26, 2014. We have the following comments.

1. **"To All Investors" Section**
Please delete the last sentence of this section, which qualifies the prospectus in its entirety by the Fund's declaration of trust. The prospectus must contain all material information regarding the investment in the Fund and may not be qualified by reference to any other documents.

2. **Back Cover**
Please include the dealer prospectus delivery obligations legend or explain why it does not need to be included on the back cover pursuant to rule 481(e).

3. **Summary of Terms**
Please delete the last sentence of the introductory paragraph which qualifies the summary by other disclosure in the prospectus and "in the appropriate Registrations Statement filed with the SEC." In our view, this qualification is inconsistent with the requirements of Form N-2, which requires that responses to items of Part A be simple and direct and contain only the information needed to understand the fundamental characteristics of the Registrant. We believe a generic incorporation by reference without a specific cross reference to the document or location in the prospectus where additional information regarding a particular issue may be found does not help an investor understand the fundamental characteristics of the Registrant or the investment.

4. Summary of Fees and Expenses

In the event this registration statement does not go effective by July 31, 2014, please note that only contractual fee waivers and expense reimbursements agreements that are in effect for at least one year from the effective date of the registration statement may be reflected in the fee table.

5. Derivative Transactions

Please confirm that the Fund's' derivatives disclosure is consistent with the SEC staff's guidance as articulated in Barry Miller's letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010). In particular, please confirm that all material aspects of the derivatives in which the Fund may invest are disclosed in the prospectus, including the types of derivatives, why and when the Fund will invest in derivatives and all related risks, or revise the text accordingly.

6.   **Use of Proceeds**

Please explain why it will take longer than three months to invest all or substantially all the proceeds received in the offering in accordance with Guide 1 to Form N-2.

7.   **Performance of Similarly Managed Accounts**

The inclusion of the performance of similarly managed accounts in the Fund's prospectus must meet the standards set forth in the Nicholas-Applegate Mutual Funds no action letter (August 6, 1996). We question whether the PFICS that the Fund invests in are substantially similar to the Other Accounts and Proprietary Funds identified in the prospectus under the Nicholas-Applegate standard. Accordingly, please delete this disclosure or explain your legal basis for including such performance.

8. Annual Report to Stockholders- Notes to the Financial Statements

Note A.I discusses the valuation policies of the fund and includes a chart depicting the fair value hierarchy of the fund's portfolio holdings as of the end of the fiscal year. We note that approximately 71% of the holdings of the fund were classified as level 3 securities. Please explain supplementally why a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs has not been included.

9. Powers of Attorney

Pursuant to rule 483, new powers of attorney relating to this specific filing must be included. Powers of Attorney from other registration statements may not be incorporated by reference.

10. Other

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing,

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6922.

Sincerely,

/s/ Sally Samuel

Sally Samuel
Senior Counsel
Disclosure Review Office